COMMUNITY BANKERS ACQUISITION CORP.
717 King Street
Alexandria, VA 22314
June 1, 2006
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Community Bankers Acquisition Corp.
Form S-1 Registration Statement
File No. 333-124240
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Community Bankers Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1, as amended (No. 333-124240) (the “Registration Statement”) to 4:15 p.m. on June 2, 2006, or as soon thereafter as practicable.
     We confirm our awareness of our statutory responsibilities under the Act as well as the Securities Exchange Act of 1934, as amended, as such responsibilities relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.
     The Registrant hereby further requests, pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, that the Registration Statement on Form 8-A (No. 001-32590) be declared effective simultaneously with the Registration Statement.
     Furthermore, please be advised of the following:
     The Registrant acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Please notify Kathleen L. Cerveny, Esq. of Dilworth Paxson, LLP, counsel to the Registrant, at (202) 466-9151 as to the time the Registration Statement will be declared effective pursuant to this acceleration request.

Very truly yours,
/s/ Gary A. Simanson
President and Chief Executive Officer

I-Bankers Securities, Inc.

June 1, 2006
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Community Bankers Acquisition Corp. (the “Company”)
Form S-1 Registration Statement
File No. 333-124240
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 4:15 p.m. on June 2, 2006 or as soon as practicable thereafter.
     In connection with Rule 460 of the Act, please be advised that, during the period from May 2, 2006 to the date of this letter, we have distributed approximately 4,200 copies of the Preliminary Prospectus, dated May 2, 2006, to prospective underwriters, institutional investors, dealers and others.
     The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced offering.

Sincerely, I-BANKERS SECURITIES, INC. MAXIM GROUP LLC LEGEND MERCHANT GROUP, INC.
By:	I-Bankers Securities, Inc.

By:	/s/ Shelley K. Gluck
Chief Financial Officer

Member NASD & SIPC

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